UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Exact name of registrant as specified in its charter)

Delaware	84-0592823
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1400 Woodloch Forest Drive, Suite 300 The Woodlands, Texas	77380
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, $0.001 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This registration statement on Form 8-A relates to the registration of Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (the “Company”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of its Class A Common Stock on the New York Stock Exchange (the “NYSE”). The Company’s common stock, $0.001 par value per share (the “Common Stock”), was previously registered pursuant to Section 12(b) of the Exchange Act by the registration statement on Form 8-A, filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2011 (File No. 001-35049). The Common Stock is presently listed on the NYSE MKT LLC. On May 10, 2017, the Company will file a Form 25 to effect the voluntary delisting of the Common Stock from the NYSE MKT LLC. This Form 8-A is being filed solely to reflect the listing of the Class A Common Stock on the NYSE under the trading symbol “ESTE”.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

General

The following summarizes the material terms of our Class A Common Stock. You are encouraged to read our Third Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, as amended, for greater detail.

The total number of shares of common stock, par value $0.001 per share, that the Company is authorized to issue is 250,000,000, classified as (i) 200,000,000 shares of Class A common stock, $0.001 par value per share that is being registered herewith (“Class A Common Stock”) and (ii) 50,000,000 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).

Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held on all matters as to which holders of Common Stock shall be entitled to vote. Except as otherwise provided in the Third Amended and Restated Certificate of Incorporation, or by applicable law, the holders of shares of Common Stock shall vote together as a single class on all matters. Except for and subject to those preferences, rights, and privileges expressly granted to the holders of all classes of stock at the time outstanding have prior rights, and any series of preferred stock which may from time to time come into existence, and except as may be otherwise provided by the laws of the State of Delaware, the holders of Class A Common Stock shall have exclusively all other rights of stockholders of the Company, including but not limited to, (i) the right to receive dividends when, as and if declared by the Board of Directors out of assets lawfully available therefore and (ii) in the event of any distribution of assets upon the dissolution and liquidation of the Company, the right to receive ratably and equally all of the assets of the Company remaining after the payment to the holders of preferred stock of the specific amounts, if any, which they are entitled to receive as may be provided in the future. Holders of Class B Common Stock as such are not entitled to receive dividends or distributions of assets upon dissolution or liquidation of the Company.

Certain provisions in our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer to takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

The Company’s Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that (unless, as a general matter, a preferred stock designation provides otherwise for that series of preferred stock):

•	permits the Company to issue, without any further vote or action by its stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualification, limitations or restrictions of the shares of such series;

•	require special meetings of the stockholders to be called by an officer of the Company upon the written request of a majority of the board of directors; and

•	requires the Company’s board of directors be classified into three classes: Class I, Class II and Class III, each class having a three-year term of office. Under Delaware law, stockholders of a corporation with a classified board of directors may only remove a director “for cause” unless the certificate of incorporation provides otherwise. The Company’s Third Amended and Restated Certificate of Incorporation does not so provide and, accordingly, stockholders may only remove a director “for cause.” The likely effect of the classification of the board of directors is an increase in the time required for the stockholders to change the composition of the board of directors.

Delaware Law

The Company is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in the manner summarized below. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders.

Because the Company’s Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws do not include any provision to “out-out” of Section 203 of the DGCL, the statute will apply to business combinations involving the Company.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Third Amended and Restated Certificate of Incorporation of Earthstone Energy, Inc. dated May 9, 2017.

3.2	Amended and Restated Bylaws of Earthstone Energy, Inc. dated February 26, 2010 (Incorporated by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed by the Company with the Commission on March 10, 2010).

3.2(a)	First Amendment to the Amended and Restated Bylaws of Earthstone Energy, Inc. dated November 22, 2011 (Incorporated by reference to Exhibit 3(ii)c to the Current Report on Form 8-K filed by the Company with the Commission on November 23, 2011).

3.2(b)	Second Amendment to the Amended and Restated Bylaws of Earthstone Energy, Inc. dated October 22, 2015 (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company with the Commission on October 26, 2015).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EARTHSTONE ENERGY, INC.

Date: May 9, 2017	By:	/s/ Frank A. Lodzinski
Frank A. Lodzinski
Chairman of the Board, President and Chief Executive Officer